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SE 08025777 OMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67055

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Green Drake Capital Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17th Battery Place, 11th Floor
(No. and Street)

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Simcha Wurtzel (212) 668-6672
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) New Jersey (State) 07068 (Zip Code)

SEC
Mail Processing
Section
FEB 29 2008
Washington, DC
101

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

SD 3/13/08

OATH OR AFFIRMATION

I, Barry Silber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Green Drake Capital Corp., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

WALTER D. O'HEARN, JR.
NOTARY PUBLIC, STATE OF NEW YORK
NO. 02OH4886292
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES FEBRUARY 9, 2011

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREEN DRAKE CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007

GREEN DRAKE CAPITAL CORP.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Green Drake Capital Corp.

We have audited the accompanying statement of financial condition of Green Drake Capital Corp. (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Green Drake Capital Corp. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 27, 2008

GREEN DRAKE CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS		
Cash and cash equivalents	$	2,215,365
Receivable from clearing broker		25,065
Securities receivable, at fair value		129,482
Securities owned, at fair value		107,192
Property and equipment, net		43,143
Prepaid expenses and other assets		28,965
	$	2,549,212
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	189,298
Income taxes payable		393,150
Due to Parent		269,884
Total liabilities		852,332
Stockholder's equity		
Common stock - authorized, 100,000 shares of $.01 par value; 100,000 shares issued and outstanding		1,000
Additional paid-in capital		949,000
Retained earnings		746,880
Total stockholder's equity		1,696,880
	$	2,549,212

See accompanying notes to financial statements.

GREEN DRAKE CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies

Nature of business

Green Drake Capital Corp. ("the Company") is a corporation formed under the laws of the State of Delaware on June 8, 2005. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the member enforcement and arbitration functions of the New York Stock Exchange. The Company's primary business is engaging in the sale of restricted securities and engaging in private placements of securities. The Company was approved to commence business operations as a broker-dealer on March 22, 2006. The Company is a wholly owned subsidiary of RST Group, Inc (the "Parent").

Revenue recognition

Fee income is recognized from private placements and restricted securities transactions when the transaction is complete and the related fees are received. Commission income and related expense are recognized on a trade date basis. Stock purchase warrants received for publicly traded companies as placement fee commissions are valued at estimated fair value using the Black-Scholes option pricing model. Stock purchase warrants received for privately held companies for which there is no market for the underlying stock are valued at $1.

Cash and cash equivalents

The Company considers short-term investments with original maturities of three months or less to be cash equivalents.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	5 years	Straight Line
Communication systems	5 years	Straight Line
Computer hardware	3 years	Straight Line
Computer software	3 years	Straight Line

Expenditures for repairs and maintenance are charged as incurred, while betterments and improvements are capitalized.

1. Summary of significant accounting policies (continued)

Income taxes

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from clearing broker

The Company is required to maintain a $25,000 deposit with its clearing broker.

2. Securities

Securities owned, at fair value

Securities owned consist of stock purchase warrants received as fees for various private placement and restricted securities transactions. The total value of warrants received in 2007 amounted to approximately $7,000. The Company has estimated the fair value of the stock purchase warrants as of December 31, 2007 and has recorded an unrealized gain of approximately $64,000 relating to these warrants.

Securities receivable, at fair value

Securities receivable consist of stock purchase warrants receivable for various private placement and restricted securities transaction. The Company has estimated the fair value of the stock purchase warrants as of December 31, 2007 and has recorded an unrealized loss of approximately $14,000 relating to these warrants.

3. Property and equipment

Details of property and equipment at December 31, 2007 are as follows:

Furniture and fixtures	$	1,221
Communication systems		7,884
Computer hardware		32,308
Computer software		9,916
		51,329
Less accumulated depreciation		8,186
	$	43,143

4. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company's net capital was approximately $1,388,000, which was approximately $1,331,000 in excess of its minimum requirement of approximately $57,000.

5. Income taxes

The provision for income taxes consists of the following:

Current		
Federal	$	231,205
State and local		117,410
		348,615
Deferred		
Federal		33,295
State and local		6,855
		40,150
	$	388,765

5. Income taxes (continued)

Deferred income taxes result from temporary differences related to the treatment of income from the receipt of stock purchase warrants for tax purposes and depreciation methods used for tax purposes, both of which result in a deferred tax liability of approximately $40,000, which is included in Income taxes payable at December 31, 2007.

6. Concentrations of credit risk

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. It is the Company's policy to review, as necessary, the credit standing of each counter party.

The Company maintains its cash balances in a financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution.

7. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

8. Commitments and related party transactions

The Company has entered into a service agreement with the Parent, which expires on December 31, 2011, whereby the Parent is to provide various goods and services to the Company throughout the term of the agreement. The total expenses charged by the Parent for goods and services during 2007 amounted to approximately $2,300,000.

At December 31, 2007, the Company owes the Parent approximately $270,000 under this agreement. This balance is non-interest bearing.

END